

October 18, 2013

Via E-mail
Pierre Quilliam
Chief Executive Officer
Silver Falcon Mining, Inc.
2520 Manatee Avenue West, Suite 200
Bradenton, Florida 34205

> **Re: Silver Falcon Mining, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 12, 2013**
> **Supplemental Response submitted October 11, 2013**
> **File No. 000-53765**

Dear Mr. Quilliam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibits

1.   We note your response to comment 4 in our letter dated August 28, 2013. Please note that we will review your revised disclosure in your amended Form 10-K regarding the status of negotiations or communications regarding your debt as well as the revised exhibit table.

Exhibit A, Financial Statements, page F-1

2.   We note your response to comment 5 in our letter dated August 28, 2013. In your amended 10-K, where appropriate, please revise to specifically identify your current inventory as work-in-process.

Form 8-K filed July 15, 2013

3.   We note your response to comment 6 in our letter dated August 28, 2013. Please note we may have comments on your revised disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact George Schuler at (202) 551-3718 if you have questions regarding engineering and related matters. Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

                                                Sincerely,

                                                /s/ James Lopez (for)

                                                John Reynolds
                                                Assistant Director